<u>For Immediate Release</u>

<u>Contact</u>:

James R. Goff
Senior Director,
Corporate Communications
(510) 574-1421
jgoff@pdl.com

**PROTEIN DESIGN LABS REPORTS
FIRST QUARTER 2003 FINANCIAL RESULTS**

Fremont, Calif., April 29, 2003 -- Protein Design Labs, Inc. (PDL) (Nasdaq: PDLI) today reported net income of $4.1 million, or $0.05 per basic and diluted share, for the three months ended March 31, 2003, compared with net income of $1.9 million, or $0.02 per basic and diluted share, in the first quarter of 2002.

PDL reported total revenues in the 2003 first quarter of $22.7 million, compared with $14.3 million in total revenues for the 2002 first quarter, an increase of 59%. The largest component of PDL's revenues is royalties on marketed products licensed under PDL's antibody humanization patents. PDL reported royalty revenues of $17.1 million in the first quarter of 2003, a 25% increase from $13.7 million in royalties in the first quarter of 2002. License and other revenues increased to $5.6 million in the first three months of 2003, compared with $0.7 million in the same three months of 2002. License and other revenues in the 2003 first quarter included a license fee, a milestone payment and maintenance fees.

Total costs and expenses in the 2003 first quarter were $21.5 million, compared with $17.3 million in the first quarter of 2002. Research and development expenses were $16.4 million in the 2003 first quarter, compared with $13.2 million in the year-earlier period. General and administrative expenses were $5.1 million and $4.2 million in the 2003 and 2002 first quarters, respectively. PDL reported interest income of $4.7 million in the first quarter of 2003, compared with interest income of $7.1 million in the first three months of 2002. Interest expense was $1.7 million in the 2003 first quarter compared with interest expense of $2.2 million in the same period a year earlier.

At March 31, 2003, PDL had cash, cash equivalents and marketable securities totaling $592.2 million, compared with $606.4 million at December 31, 2002. The March 31, 2003 balances reflect approximately $15 million in capital expenditures in the 2003 first quarter primarily related to construction of PDL's manufacturing plant at Brooklyn Park, Minn.

Outlook

The following paragraphs provide forward-looking financial guidance that PDL believes to be correct as of April 29, 2003. This guidance is updated from that provided in PDL's financial press release issued February 26, 2003. PDL does not plan to update this information until its next financial press release and expressly disclaims any duty to update information contained in this press release.

Revenues

For the year ending December 31, 2003, PDL currently expects that total revenues will increase by approximately 22-26% compared with total revenues in 2002, as a result of anticipated increases in royalties and license and other revenues. This estimate is unchanged from prior guidance of February 26, 2003.

Costs and Expenses

PDL currently anticipates that total costs and expenses will increase approximately 42-46% in 2003 compared with total costs and expenses in 2002, excluding a charge related to the acquisition of Eos Biotechnology, Inc. (Eos). The charge, for acquired in-process research and development, is currently anticipated to be approximately $39 million. PDL expects to report this charge in its financial results for the second quarter of 2003. Including the charge, PDL anticipates that total costs and expenses will increase approximately 92-96% in 2003. The increase in total costs and expenses is expected to be related primarily to increased operating costs associated with the acquisition of Eos, to expanded clinical trial activity, including associated direct scale-up and manufacturing expenses, and to the additional headcount required to execute PDL's clinical trial programs and to continue to develop its research, manufacturing and process development infrastructure. The estimate of the increase in total costs and expenses is consistent with the previous guidance of February 26, 2003, given separately for the anticipated increase in PDL expenses and for the expected increase in expenses associated with the acquisition of Eos.

Capital Expenditures

PDL currently anticipates capital expenditures of approximately $115 million in 2003. Of these, approximately $105 million are expected to be related to construction of its principal manufacturing center at Brooklyn Park, Minn. PDL estimates an additional expenditure of approximately $50 million for that facility in 2004. Both of these estimates are unchanged from prior guidance of February 26, 2003.

Personnel

At March 31, 2003, PDL had a workforce of 423. PDL currently expects that its worldwide workforce will total approximately 500 individuals at year-end 2003, as previously estimated. PDL's current workforce is approximately 463, including approximately 40 personnel formerly associated with Eos.

Cash, Cash Equivalents and Marketable Securities

PDL currently anticipates having available cash, cash equivalents and marketable securities in a range of approximately $450 million to $470 million at year-end 2003. This estimate is consistent with prior guidance of February 26, 2003.

Earnings (Loss) Per Share

For the fiscal year ending December 31, 2003, PDL currently expects a net loss in the range of approximately $38 million to $43 million, or approximately $0.41 to $0.46 per share, excluding the charge related to the Eos acquisition. Including the charge, PDL anticipates a net loss in the range of approximately $77 million to $82 million, or approximately $0.82 to $0.88 per share.

The timing and amounts of revenues are dependent upon numerous factors and may be particularly dependent upon the seasonality of sales of licensed products, including Synagis® from MedImmune, Inc., and PDL's ability to enter into new collaborative, humanization and patent licensing agreements, as well as its ability to recognize revenue under any new and existing agreements. As a result, PDL does not provide forward-looking guidance with respect to its expected quarterly financial results.

PDL will webcast a conference call live at 4:30 p.m. Eastern time today to review its first quarter financial results. A link to the conference call webcast will be available through the PDL website: www.pdl.com. Please connect to this website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to hear the webcast. The webcast will be archived at www.pdl.com starting at approximately 6:30 p.m. Eastern time on April 29. A replay of the conference call will also be available by telephone from approximately 6:30 p.m. Eastern time on April 29 through 6:30 p.m. Eastern time on May 2, 2003. To access the replay, dial 800-633-8284 from inside the U.S. and 402-977-9140 from outside the U.S. and enter reservation number 21142111.

The foregoing contains forward-looking statements involving risks and uncertainties and PDL's actual results may differ materially from those, express or implied, in the forward-looking statements. Forward-looking statements include those under the caption "Outlook," as well as other statements that include the use of "may," "will," "expect," "anticipate," "believe," and similar words. Factors that may cause differences between our expectations and actual results include, but are not limited to, the following: Financial results for the fiscal year ending December 31, 2003 are dependent on the level of revenues and expenses recognized by PDL, both of which are unpredictable and may fluctuate from quarter to quarter. Our expenses depend in part on the timing of expenses, which may include payments by us and to us under collaborative agreements for reimbursement of expenses and which are reported under our policy during the quarter such expenses are reported to us or to our collaborative partners and agreed to by us or our partner. Our revenues depend on numerous factors and may be particularly dependent upon the effectiveness of our licensees and partners in their marketing and sales efforts, competitive product offerings, seasonality of sales of licensed products, including Synagis from MedImmune, Inc., and our ability to enter into new, if any, collaborative, humanization and patent licensing agreements and our ability to recognize revenue under any new and existing agreements. In addition, other factors which may cause our actual results to differ materially from those, express or implied, in the forward-looking statements in this press release are discussed in our Annual Report on Form 10-K for the year ended December 31, 2002. In particular, there cannot be any assurance that revenues or expenses will be within anticipated ranges.

Protein Design Labs is a leader in the development of humanized antibodies to prevent or treat various disease conditions. PDL currently has antibodies under development for autoimmune and inflammatory conditions, asthma and cancer. PDL holds fundamental patents for its antibody humanization technology. Further information on PDL is available at www.pdl.com.

Protein Design Labs is a registered U.S. trademark and the PDL logo is a trademark of Protein Design Labs, Inc. Synagis is a registered U.S. trademark of MedImmune, Inc.

Financial table attached.

PROTEIN DESIGN LABS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(In thousands, except per share data)

	Three months ended March 31,	
	2003	**2002**
Revenues:		
Royalties	$ 17,145	$ 13,676
License and other	5,602	651
Total revenues	22,747	14,327
Costs and expenses:		
Research and development	16,392	13,178
General and administrative	5,070	4,155
Total costs and expenses	21,462	17,333
Operating income (loss)	1,285	(3,006)
Interest income	4,672	7,138
Interest expense	(1,706)	(2,240)
Impairment loss on investment	(150)	--
Income before income taxes	4,101	1,892
Provision for income taxes	32	11
Net income	$ 4,069	$ 1,881
Net income per share:		
Basic	$ 0.05	$ 0.02
Diluted	$ 0.05	$ 0.02
Shares used in computation of net income per share:		
Basic	89,182	88,645
Diluted	90,150	91,750

CONSOLIDATED BALANCE SHEET DATA
(Unaudited)

(In thousands)

	March 31, 2003	December 31, 2002*
Cash, cash equivalents and marketable securities	$ 592,218	$ 606,410
Total assets	718,678	717,818
Total stockholders' equity	547,313	544,766

* Derived from the December 31, 2002 audited consolidated financial statements